    WORLD MONITOR TRUST--
    SERIES B
    MONTHLY REPORT/
    JUNE 25, 1999

WORLD MONITOR TRUST--SERIES B
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from May 29, 1999 to June 25, 1999 for World Monitor Trust--Series B (the 'Trust'). The net asset value of an interest as of June 25, 1999 was $123.81, an increase of 2.34% from the May 28, 1999 value of $120.98. The 1999 calendar year-to-date return for the Trust was an increase of 10.56% as of June 25, 1999. Additionally, the return for the quarterly period from March 27, 1999 to June 25, 1999 was an increase of 7.77%.

Quarterly Market Overview

In the United States, as economic indicators strengthened and the Federal Reserve Bank announced they would raise interest rates, the U.S. dollar rose against most major currencies, especially European which were spurred by deteriorating confidence in the Euro. Throughout the second quarter, several issues weighed on world markets including significant price declines in global long-term interest bonds, the U.S. Federal Reserve's tightening of monetary policy, and an increased supply of corporate debt. Furthermore, as the U.S. economy generated strength, investors feared possible inflation. U.S. bond prices fell, followed by European bonds which were depressed by rumors regarding Italy's retreat from the European Economic Union. Global stock markets recorded gains over the quarter, supported by solid corporate earnings and improved economies (especially Asian). In the commodity markets, the energy sector rallied as OPEC announced production cuts and lower inventories in oil and gasoline. A consistent tone prevailed in the agricultural and soft commodity markets as favorable seasonal growing conditions continued to weigh on prices.

Quarterly Trust Performance

The Trust captured gains in the financial sector, particularly in Japanese government bonds and Euro denominated German bund positions. Throughout the quarter, the Japanese economy appeared to strengthen prompting Japanese bond markets to rally. U.S. interest rate levels rose in June as strong consumer demand and an improving manufacturing sector caused economic growth to exceed most market expectations. European bond markets followed the U.S. bond markets, rallying towards the end of the quarter.

Long global stock index positions contributed gains during the quarter. Global stock markets rallied in the second quarter fueled by improving economies. Trading in the SFE Index (Australia) and Nikkei Dow (Japan) was particularly profitable. The Nikkei Dow posted strong gains reaching levels not seen since the first quarter of 1998.

The currency sector also experienced gains during the quarter. Positions in the New Zealand dollar, Swiss franc, and Euro provided profits. The New Zealand dollar generated strength as Asian markets appeared to rally and their economies showed signs of improvement. The Swiss franc fell against the U.S. dollar after losing its safe haven attraction as the war in Kosovo ended, and as the Federal Reserve Bank increased interest rates. Weakness in the Euro continued due to deteriorating confidence, Italy's possible retraction from the European Economic Union and rumors that the European Central Bank is considering an interest rate increase.

Profits were recorded in the energy sector, particularly from long natural gas and light crude oil positions. Upward price movement across the oil complex futures contracts was supported by OPEC production cutbacks and low quarterly inventories for gas and oil products. Additionally, crude oil rallied as extremely hot U.S. weather drove increased utility demand.

The estimated net asset value per interest as of July 29, 1999 was $126.55. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -----------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-----------------------------------------------------
For the period from May 29, 1999 to
  June 25, 1999
Revenues:
Realized gain on commodity
  transactions............................   $240,154
Change in unrealized commodity
  positions...............................    359,459
Interest income...........................     74,368
                                             --------
                                              673,981
                                             --------
Expenses:
Commissions...............................    113,555
Management fee............................     29,580
Incentive fee.............................     91,296
                                             --------
                                              234,431
                                             --------
Net gain..................................   $439,550
                                             --------
                                             --------

STATEMENT OF CHANGES IN NET ASSET VALUE
-------------------------------------------------------
For the period from May 29, 1999 to
  June 25, 1999
                                                  Per
                                     Total      Interest
                                  -----------   -------
Net asset value at beginning of
  period (150,852.159
  interests)....................  $18,250,118   $120.98
Contributions...................      885,951
Net gain........................      439,550
Redemptions.....................     (182,924)
                                  -----------
Net asset value at end of
  period (156,627.060
  interests)....................  $19,392,695    123.81
                                  -----------   -------
                                  -----------
Change in net asset
  value per interest.........................   $  2.83
                                                -------
                                                -------
Percentage change............................      2.34%
                                                -------
                                                -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.


                                 /s/ Barbara J. Brooks
                                 ----------------------
                             by: Barbara J. Brooks
                                 Chief Financial Officer